Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	(dollars in thousands)
Earnings: Income before provision for income taxes	$207,660	$168,646	$397,315	$332,954
Interest expense	216,704	146,900	413,164	284,561
Implicit interest in rents	4,655	4,400	9,363	8,990
Total earnings	$429,019	$319,946	$819,842	$626,505
Fixed charges: Interest expense	$216,704	$146,900	$413,164	$284,561
Implicit interest in rents	4,655	4,400	9,363	8,990
Total fixed charges	$221,359	$151,300	$422,527	$293,551
Ratio of earnings to fixed charges	1.94	2.11	1.94	2.13

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